15047346

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 27 2015
Washington DC
404

SEC FILE NUMBER
8- 53142

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2014 (MM/DD/YY) AND ENDING December 31, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sentinel Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Quannapowitt Pkwy, Suite 300
(No. and Street)

Wakefield	MA	01880
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Scarpello 781-914-1351
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LGC&D LLP
(Name – *if individual, state last, first, middle name*)

10 Weybosset Street, Suite 700	Providence	RI	02903
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Scarpello, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Sentinel Securities, Inc. as of and for the year ended December 31, 2014, are true and correct. I further affirm that neither the Company nor any shareholder, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

______________________ FINOP
Signature Title

Subscribed and sworn to before me this
26th day of February, 2015

____
Notary Public

AMBER S. MARTIGNETTI
Notary Public
Commonwealth of Massachusetts
My Commission Expires
June 5, 2020

Commission expires 6|5|2020

This report contains (check all applicable boxes):

(x) (a) Facing Page
(x) (b) Statement of Financial Condition
(x) (c) Statement of Loss
(x) (d) Statement of Cash Flows
(x) (e) Statement of Changes in Stockholder's Equity
(_) (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors
(x) (g) Computation of Net Capital Pursuant to Rule 15c3-1
(x) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
(x) (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
(_) (j) A Reconciliation, Including Appropriate Explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
(_) (k) A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation
(x) (l) An Oath or Affirmation
(x) (m) A Copy of the SIPC Supplemental Report (bound under separate cover)
(_) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

SENTINEL SECURITIES, INC.

YEAR ENDED DECEMBER 31, 2014

TABLE OF CONTENTS

LGCD
CPAs/Business Advisors

Report of Independent Registered Public Accounting Firm

Shareholder
Sentinel Securities, Inc.
Wakefield, Massachusetts

We have audited the accompanying statement of financial condition of Sentinel Securities, Inc. (the Company) as of December 31, 2014, and the related statements of loss, changes in stockholder's equity and cash flows for the year then ended, and the related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sentinel Securities, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

A Limited Liability Partnership
10 Weybosset Street, Suite 700, Providence, RI 02903 • (p) 401.421.4800 • 1.800.927.LGCD • (f) 401.421.0643 • www.lgcd.com

Report of Independent Registered Public Accounting Firm (Continued)

Shareholder
Sentinel Securities, Inc.

The supplementary information contained in Schedules I through III (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. 8240.17a-5. In our opinion, the supplementary information contained in Schedules I through III is fairly stated, in all material respects, in relation to the financial statements as a whole.

LGC&D LLP

Providence, Rhode Island
February 26, 2015

SENTINEL SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION – DECEMBER 31, 2014

ASSETS

Cash	$	504,011
Receivables		145,050
Note receivable		75,431
Deposit with clearing broker-dealer		50,000
Prepaid expenses and other assets		68,715
Intangible assets, less accumulated amortization		171,297
	$	1,014,504

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accrued expenses	$	185
Due to Affiliate		116,169
		116,354
Commitments (Note 2)		
Stockholder's equity:		
Common stock, no par value; authorized 20,000 shares; issued and outstanding 2,966 shares		-
Additional paid-in capital		500,000
Retained earnings		398,150
		898,150
	$	1,014,504

See notes to financial statements.

SENTINEL SECURITIES, INC.

STATEMENT OF LOSS

YEAR ENDED DECEMBER 31, 2014

Revenues:		
Commissions	$	970,867
Interest and dividends		4,816
		975,683
Expenses:		
Employee compensation and benefits		525,608
Clearing and execution expenses		132,241
Amortization of intangible assets		55,909
Depreciation		3,563
Software expense		45,990
Management fees, related party		134,000
Other operating expenses		150,455
		1,047,766
Net loss	$	(72,083)

See notes to financial statements.

SENTINEL SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2014

	Common stock	Additional paid-in capital	Retained earnings	Total
Balance, beginning of year	$ -	$ 500,000	$ 470,233	$ 970,233
Net loss			(72,083)	(72,083)
Balance, end of year	$ -	$ 500,000	$ 398,150	$ 898,150

See notes to financial statements.

SENTINEL SECURITIES, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2014

Cash flows from operating activities:	
Net loss	$ (72,083)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation	3,563
Amortization	55,909
(Increase) decrease in assets:	
Receivables	(15,734)
Prepaid expenses and other assets	(8,307)
Increase (decrease) in liabilities:	
Accrued expenses	(32,398)
Due to Affiliate	117,824
Net cash provided by operating activities	48,774
Net increase in cash	48,774
Cash, beginning of year	455,237
Cash, end of year	$ 504,011

See notes to financial statements.

1. Organization and summary of significant accounting policies:

Sentinel Securities, Inc. (the Company) is a wholly-owned subsidiary of Focus Operating, LLC (the Stockholder), which is a subsidiary of Focus Financial Partners, LLC (Focus).

The Company is an introducing broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company primarily provides brokerage services to customers of Sentinel Pension Advisors, Inc. (SPA) and Sentinel Benefits Group, Inc. (SBG), both of which are affiliated with the Company and subsidiaries of the Stockholder. SPA operates as an investment advisory company registered with the SEC and various state securities and other agencies providing financial advisory services to individuals and their families and to corporate retirement plans for individuals and entities located throughout the United States. The Company also is the broker of record on corporate retirement plan clients of SBG and for self-directed brokerage accounts offered by corporate retirement plan clients of SBG.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Recent accounting pronouncement:

Effective for the year ending December 31, 2017, the Company will adopt the provisions of ASU 2014-09, "*Revenue from Contracts with Customers*," which will replace the current revenue recognition guidance pertaining to contracts with customers contained in accounting principles generally accepted in the United States of America. The effect of adopting ASU 2014-09 on the Company's financial statements has not yet been determined.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

1. Organization and summary of significant accounting policies (continued):

Cash and cash equivalents:

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. At December 31, 2014, the Company had no cash equivalents. In addition, the Company had no cash on deposit in excess of amounts insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Accounts receivable:

Accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to the allowance for doubtful accounts based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the allowance for doubtful accounts and a credit to accounts receivable. At December 31, 2014, management has determined that no allowance for doubtful accounts is necessary. The Company does not require collateral from others for its accounts receivable.

Property and equipment:

Property and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets. As of the date of the statement of financial condition, all assets have been retired other than fully depreciated software totaling $42,750.

Intangible assets:

Amortization of intangible assets is provided using the straight-line method over a 10-year estimated useful life for the customer list and a 20-year estimated useful life for the management contract. The Company evaluates the remaining useful lives assigned to intangible assets annually to determine whether events or circumstances require the Company to revise the remaining period of amortization. The Company also evaluates intangible assets for impairment whenever events or changes in circumstances indicate that the intangible asset might be impaired. Recoverability of an asset is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by an asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount, based on discounted cash flows, by which the carrying amount of the asset exceeds the fair value of the asset. The Company did not record an impairment loss during the year ended December 31, 2014.

1. Organization and summary of significant accounting policies (continued):

Securities transactions:

The Company buys and sells securities for customers by introducing transactions for execution, clearance, and settlement to another broker-dealer on a fully disclosed basis.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing by the clearing broker-dealer of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. The Company's policy is ordinarily not to execute security transactions unless the customer is able to fulfill its contracted obligations.

Commissions:

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. 12b-1 distribution fees based on a percentage of a fund's daily net asset levels are recorded as commissions in the period to which they relate. Other commissions are recognized when earned.

Income taxes:

Deferred income taxes are provided using the liability method whereby deferred tax assets are recognized for deductible temporary differences, and operating loss and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

1. Organization and summary of significant accounting policies (continued):

Income taxes (continued):

When tax returns are filed, it is highly certain that some positions taken will be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that will be ultimately be sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not threshold are measured as the largest amount of tax benefit that is more than 50% likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits in the accompanying statement of financial condition, along with any associated interest and penalties that would be payable to the taxing authority upon examination.

Interest and penalties associated with unrecognized tax benefits are classified as other expense.

The Company is no longer subject to U.S. federal and state examinations by tax authorities for years before 2011.

2. Related party transactions:

The Company maintains an expense-sharing arrangement with SBG (the Affiliate) under which the Company is required to reimburse the Affiliate for its allocable share of expenses, including management fees payable under a contractual arrangement entered into by and between the Affiliate, the Company and Focus, as determined by the Affiliate. For the year ended December 31, 2014, the Affiliate allocated $37,812 of expenses to the Company.

The Company maintains a management agreement with a party related through common ownership. The management agreement is automatically renewed on an annual basis unless the management company provides written notice to terminate the contract, or the Company terminates the contract as provided for in the management agreement. The management agreement requires the Company to pay management fees equal to a percentage of earnings, as defined in the management agreement, in excess of specified base amounts. The management fee totaled $134,000 for the year ended December 31, 2014.

3. Regulatory requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and equity capital may not be withdrawn or cash dividends paid if the resulting net capital would be less than 120 percent of the minimum dollar amount required). At December 31, 2014, the Company had net capital of $437,657, which was $387,657 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was .2659 to 1 at December 31, 2014.

The Company is also subject to other rules and regulations of the SEC, as well as rules and regulations of FINRA and the various state securities and other agencies in the states in which it is licensed to conduct business. Compliance with such laws and regulations is subject to possible government review and interpretation.

4. Note receivable:

The Company entered into a settlement with a former employee to settle outstanding civil actions against the employee related to misappropriated funds. The settlement totaled $125,000, of which $30,000 was paid immediately and the remainder is due in the monthly amount of $1,000 through July 2016. Under certain circumstances, payments may be deferred. The note is non-interest bearing and is secured by equity in the former employee's home.

5. Intangible assets:

At December 31, 2014, intangible assets consist of the following:

	Gross carrying amount	Accumulated amortization	Net carrying amount
Customer lists	$ 829,836	$ 729,913	$ 99,923
Management contract	158,268	86,894	71,374
	$ 988,104	$ 816,807	$ 171,297

5. Intangible assets (continued):

Amortization expense for each of the years ending December 31, 2015 through 2016 is estimated to total approximately $55,909. Amortization expense for the years ending December 31, 2017 through December 31, 2019 is estimated to total approximately $5,948.

6. Income taxes:

At December 31, 2014, the Company had a deferred tax asset of approximately $140,000 which is fully reserved by a valuation allowance. The valuation allowance increased by $2,000 during the year ended December 31, 2014. For the year ended December 31, 2014, the Company has no current or deferred income tax provision.

At December 31, 2014, the Company has approximately $346,100 and $418,800 of net operating loss carryforwards for federal and state income tax reporting purposes, respectively, expiring in 2032.

SENTINEL SECURITIES, INC.

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2014

Net capital:	
Total stockholder's equity and total qualified for net capital	$ 898,150
Deductions and/or charges:	
Non-allowable assets:	
Receivables	220,481
Prepaid expenses	68,715
Intangible assets, net of accumulated amortization	171,297
Total deductions and/or charges	460,493
Net capital before haircuts on securities positions	437,657
Haircuts on securities, money market accounts	
Net capital	$ 437,657
Aggregate indebtedness:	
Accrued expenses	$ 185
Due to Affiliate	116,169
Total aggregate indebtedness	$ 116,354
Minimum net capital required (greater of $50,000 or 6.66% of aggregate indebtedness)	$ 50,000
Net capital in excess of minimum requirement	$ 387,657
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital	$ 377,657
Ratio, aggregate indebtedness to net capital	.2659 to 1

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5, as amended February 24, 2015 as of December 31, 2014.

SENTINEL SECURITES, INC.

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2014

Sentinel Securities, Inc. (the Company) is a registered broker-dealer under the Securities Exchange Act of 1934. The Company is an introducing broker-dealer and operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Act. The Company clears all transactions on behalf of a customer on a fully disclosed basis with a clearing broker-dealer, promptly transmits all customer funds and securities to the clearing broker-dealer, and the clearing broker-dealer carries all of the accounts of customers and maintains and preserves all related books and records pursuant to the requirements of 17 CFR 240.17a-3 and 240.17a-4 as are customarily made and kept by a clearing broker or dealer. Accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 is not applicable.

SENTINEL SECURITES, INC.

SCHEDULE III

INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3

DECEMBER 31, 2014

Sentinel Securities, Inc. (the Company) is an introducing broker-dealer and operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c-3-3 of the Securities Exchange Act of 1934. The Company had no items reportable as customers' fully paid and excess margin securities: (1) not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3), or (2) for which instructions to reduce to possession or control had not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

SENTINEL SECURITES, INC.

EXEMPTION REPORT

DECEMBER 31, 2014

Sentinel Securities Inc., (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the period from June 1, 2014 through December 31, 2014 except as follows:

(a.) Company deposited check paid to Sentinel Securities Inc., FBO.... on 11/17/14 and returned it to the issuing institution FBO.....on 12/2/14. Check should have been made payable to Pershing, FBO.....

Sentinel Securities Inc.

I, David Scarpello, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Dal Scarpello

Title: COO

Date: 2/26/15

LGCD
CPAs/ Business Advisors

Report of Independent Registered Public Accounting Firm

Shareholder
Sentinel Securities, Inc.
Wakefield, Massachusetts

We have reviewed management's statements, included in the accompanying Exemption Report, in which *(a)* Sentinel Securities, Inc. (the Company) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(ii) (the "exemption provisions") and *(b)* the Company stated that the Company met the identified exemption provisions throughout the period from June 1, 2014 through December 31, 2014 except as described in its Exemption Report. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

LGC&D LLP

Providence, Rhode Island
February 26, 2015

A Limited Liability Partnership
10 Weybosset Street, Suite 700, Providence, RI 02903 • (p) 401 421 4800 • 1.800.927.LGCD • (f) 401 421 0643 • www.lgcd.com